Filed Pursuant to Rule 433
Registration No. 333-172528
March 3, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 3, 2011)

Issuer:	Alabama Power Company
Security:	Series 2011A 5.50% Senior Notes due March 15, 2041
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Initial Public Offering Price:	99.243%
Maturity Date:	March 15, 2041
Treasury Benchmark:	4.25% due November 15, 2040
US Treasury Yield:	4.652%
Spread to Treasury:	+90 basis points
Re-offer Yield:	5.552%
Coupon:	5.50%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	March 15 and September 15 of each year beginning September 15, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392FD5
Trade Date:	March 3, 2011
Expected Settlement Date:	March 10, 2011 (T+5)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Co-Managers:	CastleOak Securities, L.P. Commerz Markets LLC Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 and Wells Fargo Securities, LLC toll free at 1-800-326-5897.